September 19, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Eddie Kim

Re:	Medirom Healthcare Technologies Inc.
Registration Statement on Form F-3 (File No. 333-290161)

Dear Mr. Kim:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Medirom Healthcare Technologies Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “F-3 Registration Statement”) be accelerated to, and that the F-3 Registration Statement become effective at, 5:30 p.m., Eastern Time on September 22, 2025, or as soon thereafter as practicable. Once the F-3 Registration Statement has been declared effective, please orally confirm that event with our counsel, John Stapleton of Loeb & Loeb LLP, by calling Mr. Stapleton at 312-464-3380.

[Signature page follows]

Very truly yours,

MEDIROM Healthcare Technologies Inc.

By:	/s/ Kouji Eguchi
	Name:	Kouji Eguchi
	Title:	Chief Executive Officer

cc:	Fumitoshi Fujiwara, Chief Financial Officer, Medirom Healthcare Technologies Inc.
Rumiko Yoneyama, Legal Manager, Medirom Healthcare Technologies Inc.
Mitchell S. Nussbaum, Loeb & Loeb LLP
John A. Stapleton, Loeb & Loeb LLP